								Exhibit 12.01

Entergy Corporation and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

	For the Three Months Ended		For the Twelve Months Ended
	March 31,		December 31,
	2018	2017	2017	2016		2015		2014	2013

Fixed charges, as defined:
Interest on long-term debt	$ 170,392	$ 160,106	$ 651,235	$ 654,811		$ 627,897		$ 620,472	$579,176
Other interest	12,531	10,983	55,978	45,734		42,199		40,607	50,360
Capitalized interest	168	—	245	6,757		13,620		10,498	13,702
Total Interest Charges	183,091	171,089	707,458	707,302		683,716		671,577	643,238
Interest applicable to rentals	4,416	4,030	16,530	14,077		21,091		19,617	21,592
Dividends on preferred stock of consolidated subsidiaries	4,618	5,608	22,364	31,166		32,353		30,150	30,469

Total fixed charges, as defined	$ 192,125	$ 180,727	$ 746,352	$ 752,545		$ 737,160		$ 721,344	$695,299

Earnings, as defined:

Income From Continuing Operations	$ 132,761	$ 82,605	$ 411,612	$(583,618)		$(176,562)		$ 940,721	$711,902
Add:
Provision for income taxes (benefit)	43,663	7,763	542,570	(817,259)		(642,927)		589,597	225,981
Fixed charges as above, less dividends on preferred stock of consolidated subsidiaries and capitalized interest	187,339	175,119	723,743	714,622		691,187		680,696	651,128

Total earnings, as defined	$ 363,763	$ 265,487	$ 1,677,925	$(686,255)		$(128,302)		$ 2,211,014	$1,589,011

Ratio of earnings to fixed charges, as defined	1.89	1.47	2.25	—	(a)	—	(b)	3.07	2.29

(a) Earnings, as defined, for the twelve months ended December 31, 2016 were $1,438.8 million less than fixed charges, as defined.
(b) Earnings, as defined, for the twelve months ended December 31, 2015 were $865.5 million less than fixed charges, as defined.